SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                    Commission File Number 2-87246

                  The Farmers Bancorp, Frankfort, Indiana
            (Exact name of registrant as specified in its charter)

                          9 East Clinton Street
                       Frankfort, Indiana  46041-0129
                      Telephone Number: (765) 654-8731
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock No Par Value
        (Title of each class of securities covered by this Form)

                               None
(Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
    Rule 12g-4(a)(1)(i)   ( )                   Rule 12h-3(b)(1)(ii) ( )
    Rule 12g-4(a)(1)(ii)  ( )                   Rule 12h-3(b)(2)(i)  ( )
    Rule 12g-4(a)(2)(i)   ( )                   Rule 12h-3(b)(2)(ii) ( )
    Rule 12g-4(a)(2)(ii)  ( )                   Rule 12h-3(d)        (X)  **
    Rule 12h-3(b)(1)(i)   ( )                   Rule 15d-6           ( )

    Approximate number of holders of record as of the certification or notice date: 395

    Pursuant to the requirements of the Securities Exchange Act of 1934, The Farmers Bancorp, Frankfort, Indiana has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.






DATE: May 22, 1998         BY:
                             Tom Rohrabaugh, President


** In reliance on Rule 12h-3(d) of the Securities Exchange Act of 1934, The Farmers Bancorp, Frankfort, Indiana is suspending its duty under Section 15(d) to file the reports required by Section 13(a) as its duty to file such reports arises solely from a Form S-14 Registration Statement filed in a reorganization of The Farmers Bank, a non-reporting company, into a one subsidiary holding company, The Farmers Bancorp, Frankfort, Indiana (an issuer having no significant assets at that time), in which the equity security holders received the same proportional interest in the holding company as they held in the non-reporting issuer except for any changes resulting from the exercise of dissenting shareholder rights under Indiana law.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.